Exhibit 99.5

NICE Announces Adaptive Workforce Optimization 2.0 to Drive
Employee Engagement Through Innovative Personalization

Cloud native solution includes targeted coaching and eLearning to drive up employee retention and improve customer service

Hoboken, N.J., May 14, 2018 – NICE (Nasdaq: NICE) today announced the release of its NICE Adaptive Workforce Optimization (AWFO) solution version 2.0, that personalizes performance development processes and activities including training and coaching to improve employee engagement. A cloud native solution, that can be integrated as part of NICE’s CXone platform, is rapidly deployable and consistently delivers new features and functionality. NICE AWFO version 2.0 continues to highlight the company's commitment to innovation in Workforce Optimization by leveraging analytics, gamification and additional tools to offer a tailored employee experience, thus increasing their retention and driving simultaneous improvement across multiple key performance indicators (KPIs). Click here to learn more about the solution.

In its February 2018 Magic Quadrant for Workforce Engagement Management1 report, Gartner stated: "This need to be operationally "well run" is still an important consideration and is at the heart of a WEM solution. But various key market shifts have occurred since the inception of WFO that now need to be factored in. Each of these factors requires much more emphasis to be placed on the employee". For a complimentary copy of the report, please click here.

NICE AWFO 2.0 allows significant personalization of the employee experience based on each employee’s unique metrics, attributes and preferences, thus improving employee effectiveness and lowering attrition. Training can also be tailored to the employee’s profile (Persona). Together this can contribute to employees delivering better customer service, which enhances customer satisfaction and lowers costs. In a recently published case study, a leading organization using NICE Performance Management Solutions, which now include AWFO, saw an almost 600 percent increase in positive experience indicators.

Key capabilities of the new version include:

•	Employee 'Persona': Multi-dimensional employee 'Persona' to personalize performance management processes and activities

•
Adaptive goals, insights and actions: Advanced rules engine that underpins all ‘Adaptive Goals’, 'Adaptive Insights', and 'Adaptive Actions', enabling the most scientific goal setting integrated with near real-time, personalized issue identification and action recommendation

•
eLearning and gamification: 'Knowledge Trivia' e-learning module with quizzes on new material and the ability to earn points as incentives, including integration within coaching packages, thus incentivizing the successful completion of coaching activities

Miki Migdal, President, NICE Enterprise Product Group said: "We understand our customers' needs for increasing productivity, and our immense experience in the field confirms that this is best implemented by inspiring employees to be the best that they can be. NICE is strategically committed to delivering such inspiration via our new cutting-edge Adaptive WFO 2.0 solution that puts the employee in the center and leverages analytics, training and gamification technologies to drive up engagement and contribute towards better bottom line results."

1Source: Gartner, “Magic Quadrant for Workforce Engagement Management,” Jim Davies, Simon Harrison, Drew Kraus, 6 February 2018.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.